

News Release

Mattson Technology Contact
Ludger Viefhues
Mattson Technology, Inc.
tel 510-492-6241
fax 510-492-5963
ludger.viefhues@mattson.com

MATTSON TECHNOLOGY, INC. ANNOUNCES
SECOND QUARTER 2006 RESULTS

FREMONT, Calif. — July 26, 2006 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the second quarter ended July 2, 2006.

Highlights of this report include:

- Increased bookings 28 percent quarter-over-quarter
- Won large order for new Suprema™ strip system and shipped first Helios process evaluation tool to a leading Japanese NAND flash manufacturer
- Shipped first Atmos RTP system to Korean memory chipmaker
- Received orders from 4 of the top 5 top cap ex spenders

Net sales for the current quarter were $63.3 million, up 8.4 percent from $58.4 million for the previous quarter, and up 5.0 percent from $60.3 million in the second quarter of 2005. Net sales for the second quarter of 2006 and 2005 included royalties of $3.8 million and $6.8 million, respectively, related to the settlement of the patent infringement suit with Dainippon Screen Manufacturing Co., Ltd. ("DNS"). Net income for the current quarter was $5.2 million, or $0.10 per diluted share, compared with $3.7 million, or $0.07 per share, for the previous quarter, and $6.8 million, or $0.13 per share, for the second quarter of 2005.

Gross margin for the current quarter was 40.5 percent, down 0.7 percentage points from 41.2 percent for the previous quarter, and down 3.8 percentage points from 44.3 percent for the second quarter of 2005. Operating expenses for the current quarter decreased to $21.1 million from $21.6 million for the previous quarter and were $0.8 million higher than the $20.3 million reported for the second quarter of 2005. Operating expenses as a percentage of net sales were 33.4 percent for the current quarter, compared with 36.9 percent for the previous quarter and 33.7 percent in the second quarter of 2005.

Shipment revenues for the current quarter were $59.8 million, essentially flat with $60.7 million for the previous quarter, and up 14.6 percent from $52.2 million for the second quarter of 2005. Net bookings for the current quarter were $73.0 million, up 27.8 percent from $57.1 million for the previous quarter, and up 174.4 percent from $26.6 million for the second quarter of 2005. Net bookings in the current quarter resulted in a book-to-bill ratio of 1.22. Deferred revenues (which represents unrecognized revenues and pre-paid royalties received from DNS) were $15.6 million at the end of the current quarter, compared with $12.7 million at the end of the previous quarter, and $20.8 million at the end of the second quarter of 2005.

Cash, cash equivalents, and short-term investments at the end of the current quarter were $131.0 million, up $3.0 million from $128.0 million at the end of the prior quarter, and up $1.7 million from $129.3 million at the end of 2005.

"In the second quarter, we delivered a 28 percent bookings increase, while investing in our business to position the company for future growth," said David L. Dutton, chief executive officer of Mattson

Technology. "These gains reflect accelerated customer acceptance of our products, especially our new products, affirming our technology and market leadership. We also continued to make major strides in expanding into key new markets, moving our next-generation technologies into the customer qualification phase."

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Forward-Looking Guidance: New order bookings in the third quarter of 2006 are expected to range between $72 million and $79 million. Third quarter 2006 revenues are expected to range between $65 million and $69 million. Gross margin in the third quarter is expected to be approximately 40 percent.

On Wednesday, July 26, 2006, at 4:30 PM Eastern Time (1:30 PM Pacific Time), Mattson will hold a conference call to review the following topics: second quarter 2006 financial results, current business conditions and the near-term business outlook. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson website for one week following the live broadcast.

Mattson will also webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"**Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:** This news release contains forward-looking statements regarding the company's future prospects, including, but not limited to: anticipated bookings, revenue and margins for future periods. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the timing of significant customer orders for the company's products; customer acceptance of delivered products and the company's ability to collect amounts due upon shipment and upon acceptance; the company's ability to timely manufacture, deliver and support ordered products; the company's ability to bring new products to market and to gain market share with such products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the company's competitors; the company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. Results for the current quarter are preliminary and subject to adjustment. The company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. is the leading supplier of dry strip equipment and the second largest supplier of rapid thermal processing equipment in the global semiconductor industry. The company's strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com.

(consolidated financial tables follow)

MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended	
	July 2, 2006	**June 26, 2005**	**July 2, 2006**	**June 26, 2005**
Net sales	$ 63,304	$ 60,310	$121,717	$113,089
Cost of sales	37,695	33,599	72,024	66,390
Gross margin *	25,609	26,711	49,693	46,699
Operating expenses:				
Research, development and engineering *	6,691	6,972	13,298	13,376
Selling, general and administrative *	14,282	12,851	29,080	26,991
Amortization of intangibles	172	500	344	1,000
Total operating expenses	21,145	20,323	42,722	41,367
Income from operations	4,464	6,388	6,971	5,332
Interest and other income (expense), net	1,282	(7)	2,658	(419)
Income before income taxes	5,746	6,381	9,629	4,913
Provision (benefit) for income taxes	594	(384)	784	(496)
Net income	$ 5,152	$ 6,765	$ 8,845	$ 5,409
Net income per share:				
Basic	$ 0.10	$ 0.13	$ 0.17	$ 0.11
Diluted	$ 0.10	$ 0.13	$ 0.16	$ 0.10
Shares used in computing net income per share:				
Basic	52,456	51,442	52,363	51,394
Diluted	53,543	52,578	53,652	52,687

* includes the following amounts related to equity awards				
Cost of sales	$ 16	$ -	$ 20	$ -
Research, development and engineering	78	-	115	-
Selling, general and administrative	508	13	693	85
Total	$ 602	$ 13	$ 828	$ 85

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MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)


	July 2, 2006 (unaudited)	December 31, 2005 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 130,966	$ 129,282
Accounts receivable, net	42,331	29,279
Advance billings	9,965	10,145
Inventories	43,860	32,876
Inventories - delivered systems	3,042	2,517
Prepaid expenses and other assets	12,968	13,603
Total current assets	243,132	217,702
Property and equipment, net	22,709	22,515
Goodwill	20,005	20,005
Intangibles, net	10,553	10,897
Other assets	5,013	4,448
Total assets	$ 301,412	$ 275,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,413	$ 17,436
Accrued liabilities	40,917	35,478
Deferred revenue	15,646	12,464
Total current liabilities	75,976	65,378
Total liabilities	75,976	65,378
Stockholders' equity:		
Common stock	52	52
Additional paid-in capital	617,677	614,090
Accumulated other comprehensive income	10,996	8,181
Treasury stock	(2,987)	(2,987)
Accumulated deficit	(400,302)	(409,147)
Total stockholders' equity	225,436	210,189
Total liabilities and stockholders' equity	$ 301,412	$ 275,567

(1) Derived from audited financial statements